200 East Randolph Drive Chicago, Illinois 60601
Andrew J. Terry To Call Writer Directly: 312 861-2192 aterry@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

CONFIDENTIAL TREATMENT REQUESTED BY NEUTRAL TANDEM, INC.

FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. § 200.83

August 13, 2007

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Michele Anderson

Cheryl Grant

Kathryn Jacobson

Dean Suehiro

Re:	Neutral Tandem, Inc.

Registration Statement on Form S-1

Filed on January 22, 2007

File No. 333-140127

Ladies and Gentlemen:

Neutral Tandem, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated February 21, 2007. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from the Registration Statement on Form S-1 filed January 22, 2007 (the “Registration Statement”). References to page numbers in our response are to page numbers in the Amendment. Capitalized

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August 13, 2007

terms defined in the Amendment and used in this letter but not otherwise defined herein have the meanings assigned to them in the Amendment.

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: The Company has provided certain of this information in the Amendment and will provide any remaining requested information in a subsequent amendment as such information becomes available.

2.	We note that you include industry research for estimated growth data and other figures cited throughout the document, such as those provided by IDC Research and CTIA. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. Please provide similar support for other qualitative and quantitative statements regarding your business and/or industry. We note, for example, your assertion that you are a “leading” provider of tandem interconnection services to competitive carriers. Also revise to indicate by what measure you define “leading,” be it by revenues, market share, or some other standard.

Response: The Company acknowledges the Staff’s comment and will provide to the Staff a supplement containing cross referenced research reports that support growth data and other similar figures cited and statements made in the Amendment. The supplement will be marked to clearly cross reference certain statements within the Amendment to underlying factual support. The Company has confirmed that research reports cited within the Amendment were not prepared specifically for the Registration Statement. Lastly, the Company has removed references to being a “leading” provider of tandem interconnection services.

Securities and Exchange Commission

August 13, 2007

Cover page

3.	Please delete the term “Sole Book Runner” below your underwriter’s name as this information is not required by Item 501 of Regulation S-K or otherwise key to an investment decision. You may include the reference on the back cover page of the prospectus.

Response: The Company has removed the reference to “Sole Book Runner” from the prospectus front cover page in response to the Staff’s comment.

Market and Industry Data and Forecasts, page i

4.	Please move this section and the preceding sentences referring to definitions and the glossary to your prospectus summary. Your prospectus summary should immediately follow an inside cover page containing only the information set forth in Item 502 of Regulation S-K.

Response: The Company has moved the “Market and Industry Data and Forecasts” section after the prospectus summary, and the preceding sentences referring to definitions and the glossary to the prospectus summary in response to the Staff’s comment.

Prospectus Summary, page 1

5.	Where you have stated fiscal year revenues, also state net income (loss) for that fiscal year.

Response: The Company has revised its disclosure on page 1 to reflect net income (loss) for its 2006 and 2005 fiscal years and the six months ended June 30, 2007.

6.	Your summary should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary. Please significantly reduce the industry, strengths, services and strategy subsections, which are more appropriate for your business section.

Response: The Company has revised its disclosure in its prospectus summary to reduce certain of the information previously included within the prospectus summary.

Securities and Exchange Commission

August 13, 2007

7.	Please minimize your use of acronyms and defined terms here and throughout the prospectus. For example, instead of defining Local Exchange Routing Guide as “LERG,” Session Initiation Protocol as “SIP,” and Signaling System 7 as “SS7” consider including the entire names. Also, consider removing unnecessary explanations of your use of shortened names for Verizon, AT&T and BellSouth, among other companies, as you do on pages nine and ten.

Response: The Company notes the Staff’s comment and has replaced most defined terms and abbreviations throughout the Amendment with easily understood terms. The Company respectfully submits that the abbreviations “ILEC,” for incumbent local exchange carrier, “IP,” for internet protocol, “VoIP,” for voice over internet protocol, and “TDM” for time division multiplexing are standard and widely understood terms without readily available substitutes and, accordingly, has retained those respective terms in the Amendment. In addition, the Company has retained certain acronyms in its discussion of government regulation matters beginning on page 55 of the Amendment due to the industry-specific issues that are pertinent to the discussion of such matters. The Company respectfully submits that the explanation of shortened names for various companies used in the prospectus is useful information to investors and has retained these explanations.

8.	When you name specific customers, as you do on page one, you should also provide disclosure addressing their significance to you. For each category listed, indicate the percentage of your revenues the customers represent individually on in the aggregate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1, 29 and 47 of the prospectus.

The Offering, page 5

9.	Indicate the percentage of your outstanding common stock that the number of shares being offered would represent following the offering.

Response: The Company will provide additional disclosure on this topic in a subsequent amendment as such information becomes available.

10.	Revise the first full paragraph on page 5 to clarify the meaning of the second sentence. For example, it is unclear to what you are referring regarding “this issuance.” In addition, please provide in your response letter a list of your various

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August 13, 2007

warrant grants, indicating whether the warrants are exercisable for shares of your common stock or preferred stock and which warrants were granted to your selling shareholders. Also advise us why the disclosure of the total number of shares outstanding takes into account the exercise of warrants by “certain” selling shareholders.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 5 of the prospectus.

The Company has issued the following warrants:

Issue Date	Holder
May 28, 2004	Venture Lending & Leasing IV, LLC
December 20, 2004	Venture Lending & Leasing IV, LLC
April 29, 2006	Venture Lending & Leasing IV, LLC

All warrants are currently exercisable for shares of the Company’s preferred stock but convert to the right to acquire shares of common stock1 upon the occurrence of an “Automatic Conversion Event” (as defined in the Company’s Amended and Restated Certificate of Incorporation).2 The Company has filed, or will file by amendment, copies of these warrants as Exhibits the Registration Statement.

1 For example, Section 1(a) of the warrant issued to Venture Lending & Leasing IV, LLC on April 29, 2006 provides in relevant part, "In the event, however, that pursuant to the Company's Certificate of Incorporation, as amended, an event causing automatic conversion of the Company's Preferred Stock shall have occurred prior to the exercise of this Warrant, in whole or in part, then this Warrant shall be exercisable for the number of shares of Common Stock of the Company (the 'Common Stock') into which the Preferred Stock not purchased upon any prior exercise of this Warrant would have been so converted (and, where the context requires, reference to 'Preferred Stock' shall be deemed to be or include such Common Stock, as may be appropriate)."

2 Section 5(b) of the Company's Amended and Restated Certificate of Incorporation provides in relevant part, "Each outstanding share of Preferred Stock shall automatically be converted, without any further act of the Corporation or its stockholders, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the Applicable Conversion Price upon the earlier of the following events (each, an 'Automatic Conversion Event'): (i) the closing of a firmly underwritten public offering by the Company pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offering and sale of Common Stock by the Corporation for the account of the Corporation in which (x) the aggregate gross proceeds (before deduction of any underwriting discount, commission or expense) received by the Corporation equal or exceed $20,000,000 and (y) the price per share of Common Stock equals or exceeds $6.2829 (as adjusted

(Continued...)

Securities and Exchange Commission

August 13, 2007

11.	Please see the last paragraph. We note that you will have a reverse stock split of your common stock to be effective prior to the closing of this offering. Please present pro forma net income (loss) per share giving effect to automatic conversion of your preferred convertible stock and the reverse stock split on the face of the consolidated statements of operations and summary and selected financial data sections for all periods presented. Also, revise the MD&A to discuss this split including the pro forma effects of the split.

Response: In response to the Staff’s comment the Company will provide additional disclosure concerning any future reverse stock split in a subsequent amendment as such information becomes available. The reverse stock split has not yet been legally effected. The Company respectfully notes that net income (loss) per share giving effect to automatic conversion of its preferred convertible stock is already presented on the face of the consolidated statements of operations and summary and selected financial data in the rows entitled “earnings (loss) per common share—diluted” and “weighted average common shares—outstanding—diluted.” Please see footnote (1) on page 7 of the prospectus.

Summary Consolidated Financial and Other Data, page 7

12.	Please see EBITDA under “Other Data.” Present cash flows from operating, investing and financing activities before EBITDA. Also, expand footnote (2) to disclose the economic substance behind your decision to use EBITDA and the manner in which you compensate for the limitations of EBITDA as disclosed when using this non-GAAP financial measure.

Response: In response to the Staff’s comment the Company has revised its disclosure on page 7 of the prospectus.

for any stock split, stock dividend, combination, reclassification of shares or similar event) (a 'Qualified Offering'); or (ii) upon the vote of holders of at least two-thirds (2/3) of the then issued and outstanding shares of Preferred Stock (voting together as a single class, not as a separate series, and on an as converted basis)."

Securities and Exchange Commission

August 13, 2007

Risk Factors, page 8

Failures or interruptions of our tandem network . . ., page 8

13.	So that investors may assess the likelihood of the risk and the extent to which failure, interruption, loss or damage can affect you, describe whether you have suffered a material failure or interruption in the past. Also describe the consequences of such failure, interruption, loss or damage.

Response: Although from time to time, the Company has experienced outages to or degradations in service, the Company supplementally notes that none of these outages have caused the Company to lose any customer orders, have required the Company to expend material amounts to correct, or resulted in the Company’s provision of any service credits or payments to its customers.

Our top five customers represent in the aggregate . . ., page 10

14.	Rather than refer only to your one largest customer that accounted for one-quarter of your expected revenues in 2006, revise to indicate that two of your customers account for more than 10% of your expected revenues, name the two customers and disclose the portion of your expected revenues attributable to each.

Response: The Company has revised its disclosure on page 10 of the prospectus in response to the Staff’s comment.

Use of Proceeds, page 22

15.	To the extent practicable, revise to more specifically identify the ways in which you will use the proceeds to fund the continued expansion of your business, such as purchasing new equipment and hiring additional personnel. Alternatively, provide a cross-reference to a discussion in your MD&A of the various components of your planned expansion.

Response: In response to the Staff’s comment, the Company has added a cross-reference on page 24 referencing its discussion in the Management’s Discussion and Analysis of Financial Condition and Results of Operations and Business sections of the prospectus relating to the components of the Company’s planned expansion.

Securities and Exchange Commission

August 13, 2007

Dilution, page 24

16.	Please quantify the further dilution to new investors that will occur upon exercise of your outstanding stock options.

Response: In response to the Staff’s comment, the Company’s calculations under “Dilution” on page 26 of the prospectus have been expanded to include the further dilution to new investors assuming exercise of all vested outstanding stock options and warrants.

Management’s Discussion and Analysis, page 27

Overview, page 27

17.	We note your disclosure under the risk factor “We would incur increased costs if we become a public company . . .” beginning on page 20 and your general and administrative expense disclosure on page 29. Specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company.

Response: The Company has revised its disclosure on pages 22 and 31 of the prospectus in response to the Staff’s comment.

18.	Provide an expanded discussion (quantified, if possible) of any expected increases in expenses described through this section, to the extent known. For example, address the “significant future expenses” associated with the development of new services, deployment of additional infrastructure and expansion into new markets, as mentioned in the risk factor on page 15. Similarly address the anticipated increase in operating expenses as a result of establishing new tandem network switch sites, as discussed on page 12.

Response: The Company has revised its disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operation beginning on page 29 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission

August 13, 2007

Operations Expenses, page 29

19.	Tell us why payroll and benefit costs of switch location personnel are not accounted as components of cost of revenue.

Response: The Company has revised its disclosure on page 30 of the prospectus in response to the Staff’s comment. The Company has elected to rename the category of expense which it previously described as “Costs of Revenue” to “Network and Facilities Expense” to more accurately reflect the components of this line item. The Company believes that the exclusion of payroll and benefits costs from “Networks and Facilities Expense” is consistent with other companies within its industry.

Critical Accounting Policies and Estimates, page 29

Accrued Liabilities, page 30

20.	Please tell us why you are using a “high” probability criterion instead of “probable” under SFAS 5.

Response: The Company applies the SFAS 5 criterion of “probable” to develop and report estimates related to invoices from our transport vendors that we dispute. Accordingly, the Company has revised its disclosure on page 33 to remove the “high” probability criterion.

Stock-Based Compensation, page 31

12. Stock Based Compensation, pages F-19 and F-20

21.	Please disclose the percentage weighted to the income and market approaches in the determination of the fair value.

Response: The Company has revised its disclosures on page 35 of the prospectus in response to the Staff’s comment.

22.	Please disclose each significant factor that contributed to the enhanced the fair value of your stock as of each valuation date.

Response: The Company has revised its disclosures on page 34 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission

August 13, 2007

23.	Refer to the second sentence of third paragraph after the bullets. Please revise to clarify that the fair value of your common stock was based upon comparisons of comparable publicly held companies.

Response: The Company has revised its disclosures on page 35 of the prospectus in response to the Staff’s comment.

24.	Quantify and tell us the basis for each adjustment made to account for the fair value of your common stock.

Response: In response to the Staff’s comment the Company has revised its disclosure within Management’s Discussion and Analysis of Financial Condition and Results of Operations. In addition, the Company supplementally informs the Staff of its belief that the increase in the fair value of the Company’s common stock during the third quarter 2006, the fourth quarter 2006 and the first half of 2007 was due primarily to the following factors:

•	sequential period sales growth of 6.1% in the third quarter of 2006, 9.7% in the fourth quarter of 2006, 17.4% in the first quarter of 2007 and 16.5% in the second quarter of 2007;

•	continued growth in operating income from $2.4 million in the second quarter of 2006 to $4.1 million in the second quarter of 2007; and

•

decreases in the Company’s marketability and lack of control discounts from 25% and 15% respectively at June 30, 2006 to 15% and 10% at June 30, 2007 reflecting its increasing expectations of an eventual initial public offering of the Company’s stock and the ultimate filing of our initial Form S-1 with the SEC.

25.	We note that you determined the volatility assumption of your stock based upon historical prices of the Fidelity Select Telecommunications Index fund in view of your “non-liquid startup” status. Because of the effects of diversification that are present in an industry sector index, please tell us why it is not appropriate to consider a measure of the individual volatilities of similar entities included in the Fidelity Select Telecommunications Index Fund as an assumption in your valuation model. Refer to Question 6 of SAB Topic 14.D.1.

Response: There was no data available for companies prior to 2006. Given the number of stock options granted and the associated stock based expense in the years ended December 31, 2004, 2005 and 2006, of $10,000, $29,000, and $399,000, respectively and the periods ended June 30, 2006 and 2007 (unaudited) is $111,000 and $435,000, respectively, the Company believes the use of the index fund was appropriate. Any

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August 13, 2007

change to consider a measure of the individual volatilities of similar entities included in the Fidelity Select Telecommunications Index Fund to make these calculations would have an immaterial affect on the resulting share-based expense.

26.	Please tell us how the business characteristics of the three companies that you selected for the purpose of estimating stock volatility in 2006 are similar to yours and if you selected these companies from the Fidelity Select Telecommunications Index Fund or some other sector fund.

Response: The three companies selected for the purpose of estimating stock volatility in 2006 were: Syniverse Technologies, Inc., Neustar, Inc., and TNS, Inc. Each of these three companies are wholesale, neutral providers of telecom services to a similar set of customer as the Company. The Company believes therefore that each of the three selected companies share common characteristics with its business model. Neustar, Inc. is a component of the Fidelity Select Telecommunications Index Fund. Synverse Technologies, Inc. and TNS, Inc. are not part of the Fidelity Select Telecommunications Index Fund.

27.	In considering the volatilities of the three companies, tell us if you took into account your own leverage, the leverages of each of the entities, and the correlation of the entities’ stock returns. Refer to footnote 61 of SAB Topic 14.

Response: In accordance with footnote 61 of SAB Topic 14, the Company made a reasonable attempt to determine if the leverage of the three companies was similar to its own. The Company also considered the relative profitability and size of these companies in addition to the general time-frame in which these companies progressed from start-up to profitable.

28.	Please disclose the significant factors contributing to the difference, if any, between the IPO price (when it is determined) and the fair value of your stock as of each grant date during the last twelve months.

Response: The Company will provide additional disclosure on this topic in a subsequent amendment as such information becomes available.

Securities and Exchange Commission

August 13, 2007

Nine Months Ended September 30, 2006 . . . page 34

29.	Please expand your MD&A to quantify the financial impact of an adverse FCC decision with respect to your petition for interconnection with Verizon Wireless, Inc., in the three markets where you terminate transit traffic.

Response: The Company does not currently terminate significant traffic to Verizon Wireless as the Company’s initial request for interconnection was accepted and quickly placed on hold by Verizon Wireless. As such, an adverse FCC decision would be more critical to the Company’s potential future growth than a loss of current revenues.

30.	Quantify the reduced minutes that you processed for the combined SBC and AT&T entity in 2006 relative to 2005.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 10 of the prospectus to quantify the reduced minutes which it processed in 2006 for the combined SBC and AT&T entity.

Liquidity and Capital Resources, page 38

31.	Although we note that you will have sufficient funds to meet your anticipated cash needs for “the next twelve months,” please provide a discussion regarding the company’s ability to meet its long-term liquidity needs. We consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond the next twelve months; if so, then state the length of time for which the existing funds will be sufficient. Furthermore, please revise to indicate whether management’s belief that the company will have sufficient funds for the next twelve months also assumes the receipt of the IPO proceeds.

Response: In response to the Staff’s comment the Company has revised its disclosure on page 43 of the prospectus relating to its liquidity and capital resources.

Securities and Exchange Commission

August 13, 2007

Debt and Credit Facilities, page 40

6. Debt, page F-12

32.	We note that you issued warrants to the note holders to purchase your preferred convertible stock. Please tell us how you considered SFAS 133 and paragraphs 7-32 of EITF 00-19 in determining the equity classification of the warrants.

Response: The Company considered the requirements of paragraph 6 (c) of SFAS 133 and concluded the warrants do not meet the definition of a derivative as physical settlement is required. Further the Company considered the requirements of paragraphs 7-32 of EITF 00-19 and concluded the warrants should be classified as equity given that the warrants require physical settlement and all of the conditions noted in paragraphs 14-32 have been met.

Business, page 42

Our Customers, page 46

33.	We note your disclosure in the first paragraph of this subsection on page 46 regarding your top customers and that you have included in the exhibit index a “form of customer agreement,” Tell us in your response letter what consideration you have given to filing the final Sprint Nextel and T-Mobile contracts or the particular final contract of a significant customer as exhibits in accordance with Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment the Company has filed copies of the following as exhibits to its registration statement: (1) Interconnection Agreement by and between Sprint Spectrum, L.P. and Neutral Tandem, Inc. dated July 1, 2007 and (2) First Amendment to the Interconnection Agreement by and between Sprint Spectrum, L.P. and Neutral Tandem, Inc. dated July 1, 2007. Certain information in these exhibits have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under Rule 406 of the Securities Act of 1933, as amended.

Securities and Exchange Commission

August 13, 2007

The Company believes that there are no significant differences between the “form of customer agreement” which the Company has filed as Exhibit 10.32 and the Company’s master service agreement with T-Mobile. As such, the Company has not filed its master service agreement with T-Mobile as an exhibit to the registration statement.

Competition, page 48

34.	To the extent known, revise to include a clear, concrete and quantitative discussion of your relative market share in the markets in which you operate. If you are unable to provide market share information, then please disclose this fact and explain the reason for that inability.

Response: The Company is unable to provide accurate market share information, since no regulatory body or industry association requires carriers to identify amounts of traffic to other carrier types. Traffic in most instances is reported on aggregate levels. The Company has revised its disclosure on page 54 of the prospectus in response to the Staff’s comment.

Management, page 56

2007 Long-Term Equity Incentive Plan, page 66

35.	Please file as an exhibit the incentive plan once adopted.

Response: The Company will file the 2007 Long-Term Equity Incentive Plan by amendment after the plan has been adopted.

Summary Compensation Table, page 70

36.	As described in Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K, quantify in note (2) each compensation item for Mr. Wren.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 78 of the prospectus.

Principal and Selling Shareholders, page 79

37.	Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.

Securities and Exchange Commission

August 13, 2007

Response: None of the currently contemplated selling stockholders are broker-dealers or affiliates of broker-dealers. The Company will inform the Staff of any development in the composition of selling stockholders in this regard which would require an affirmative response to this comment.

The Reclassification, page 82

38.	Please state here the applicable original issue prices for each share of preferred stock of each series and the applicable series conversion prices.

Response: The original issue price and applicable conversion price for each series of preferred stock is reflected in the Company’s Amended and Restated Certificate of Incorporation as follows:

Series	Original Issue Price/Applicable Conversion Price

Series A Preferred Stock	$1.00

Series B-1 Preferred Stock	$1.4815

Series B-2 Preferred Stock	$6.2829

Series C Preferred Stock	$6.2829

Section 5(b) of the Amended and Restated Certificate of Incorporation provides that each share of preferred stock automatically converts into shares of common stock upon a “Qualified Offering” based upon the ratio determined by dividing the applicable Original Issue Price, for each series, by the “Applicable Conversion Price” for each Series.3 Pursuant to Section 5(a) of the Amended and Restated Certificate of Incorporation, the Applicable Conversion Price for each series is originally equal to the Original Issue Price for that series but is subject to adjustment pursuant to Section 5(d) of the Amended and Restated Certificate of Incorporation. The Company advises the Staff that no event has occurred which would result in an adjustment to the Applicable Conversion Price under Section 5(d) of the Amended and Restated Certificate of Incorporation and

3 See the Company's response to Comment 10 for a description of Section 5(b) of the Company's Amended and Restated Certificate of Incorporation.

Securities and Exchange Commission

August 13, 2007

therefore, the conversion ratio for each series is 1. For example, a holder of 100 shares of Series A Preferred Stock, Series B-1 Preferred Stock, Series B-2 Preferred Stock or Series C Preferred Stock would upon the occurrence of a “Qualified Offering” automatically convert its 100 shares of preferred stock into 100 shares of common stock upon the completion of a Qualified Offering.

Underwriting, page 91

39.	As soon as practicable, furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that NASD has no additional concerns.

Response: The Company has made an initial filing with the NASD, but the amount of compensation to be paid to the underwriters has not yet been cleared with the NASD. Once the Company has received its clearance letter from the NASD, the Company will forward a copy of the same to the Staff.

40.	Revise the underwriters’ compensation table so that it complies with the requirements of Item 508(c) of Regulation S-K and its instructions. For instance, the table should show separately the cash commissions to be paid and indicate the amount of the underwriters’ compensation to be paid by the selling shareholders separate from the company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 99 of the prospectus.

41.	Describe briefly the factors that the underwriters would consider in determining whether to consent to the sale of shares by management and particular other stockholders before the lock-up period’s expiration.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 100 of the prospectus.

42.	Please revise to disclose what percentage of the offering will be reserved for sale under your directed share program. Briefly clarify the nature of the “other related persons” that will be able to participate in the program and whether broker-dealers registered with the NASD will be able to participate.

Securities and Exchange Commission

August 13, 2007

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 101 of the prospectus. The Company will disclose the percentage of the offering that will be reserved for sale under the directed share program at a future date as such information becomes available.

Financial Statements

Consolidated Balance Sheets, page F-3

43.	Please provide a column to reflect the automatic conversion of your preferred convertible stock. Present this information in your summary and selected financial data sections.

Response: Please see the Company’s response to comment 11 above.

Consolidated Statements of Operations, page F-4

44.	Please present pro forma net income per share for the latest year and interim period giving effect to the automatic conversion of your preferred convertible stock and reverse stock split. Present this information in your summary and selected financial data sections.

Response: Please see the Company’s response to comment 11 above.

Consolidated Statements of Cash Flows, page F-6

45.	We note on page F-11 that the gross acquisition cost of your property, plant and equipment balance changed by at least $15 million between the 2005 and 2006. However, you reported, in investing activities, only $10.7 million towards the purchase of property and equipment during the nine months ended September 30, 2006. Please provide us with a reconciliation of the difference.

Response: The Company had approximately $4.4 million of accrued purchases of property and equipment on account with vendors at the end of September 30, 2006. This information can be found in the supplemental disclosure of non-cash items on page F-6 of the previously filed Registration Statement. The Company has updated this disclosure through December 31, 2006.

Securities and Exchange Commission

August 13, 2007

8. Preferred Convertible Stock, page F-14

46.	Please tell us how you evaluated SFAS 150, specifically paragraphs 9-10 and A7-A9, in determining whether these instruments are mandatorily redeemable.

Response: The Company applied the guidance provided by paragraph 9-10 and A7-A9 of SFAS 150 to determine the appropriate financial classification of its preferred convertible stock. The holders of preferred convertible stock can at any time subsequent to February 1, 2011, require the Company to redeem all or a portion of the preferred convertible shares upon a two-thirds majority vote of shareholders of all Series A, B-1, B-2 and C Preferred voting as a single class. As a conditional obligation exists, the Company believes the preferred convertible stock would not be classified as a liability.

47.	Please tell us whether the conversion feature in your preferred convertible shares meets the definition of an embedded derivative under paragraphs 12-32 of EITF 00-19 in determining whether the embedded conversion feature should be classified as equity or liability.

Response: Per paragraph 12(c) of SFAS 133, the Company considered the guidance provided by paragraph 6 of SFAS 133 and noted the conversion feature, if considered a separate instrument, does not meet the definition of a derivative since it does not allow for net settlement. As such, the Company believes the provisions of EITF 00-19 are not applicable.

48.	If you determine that the preferred convertible shares are not a conventional convertible instrument, please provide us with your analysis of paragraphs 12-32 of EITF 00-19 in determining whether the embedded conversion feature should be classified as equity or liability.

Response: As noted in the Company’s response to comment 47, the conversion feature would not be considered a derivative, if considered a separate instrument, thus EITF 00-19 is not applicable.

Securities and Exchange Commission

August 13, 2007

49.	If EITF 00-19 is not applicable, please tell us how you evaluated EITF 98-5, as amended by EITF 00-27, with respect to any beneficial conversion feature.

Response: At issuance, there was no beneficial conversion feature for any of the preferred shares since the conversion price was greater than the fair value of common shares at the inception of each preferred convertible stock. Under the terms of the preferred convertible stock, there is a fixed conversion amount that was set at fair value at the commitment date. The Series A, B-1, B-2 and C preferred convertible stock would convert at $1.00, $1.4815, $6.2829 and $6.2829, respectively, each of which represents the price of the respective sale of preferred stock that the company received in each transaction. The preferred convertible stock does have a beneficial conversion feature which is intended to provide price protection for the shareholders. The beneficial conversion feature is contingent upon a triggering event, such as the company issuing new preferred equity shares at a price below any of the current preferred equity rounds. At this time, no such triggering event has occurred.

9. Common Stock, page F-15

50.	We note that you repurchased invested restricted common shares for retirement during 2005 and 2006. Please disclose the terms of the repurchase agreements.

Response: The Company has revised its disclosure on page F-16 in response to the Staff’s comment.

10. Verizon, page F-16

51.	Please tell us how determined the accrual of $0.4 million under SFAS 5.

Response:

THE COMPANY REQUESTS THAT THE FOLLOWING RESPONSE BE PROTECTED FROM PUBLIC DISCLOSURE UNDER FOIA PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT UNDER RULE 83

[*****]

12. Stock-based Compensation, pages F-18, F-19 and F-21

52.	We note that you referred to an independent valuation specialist to determine the fair value of your stock. While you are not required to make reference to an independent valuation specialist, when you do you should disclose the name of the expert and include the consent of the expert in the filing. If you decide to delete

Securities and Exchange Commission

August 13, 2007

your reference to the specialist, please revise the disclosures to explain the theoretical models and assumptions used by you to determine the valuation.

Response: The Company has deleted the reference to an independent valuation specialist and revised its disclosures to explain the theoretical models and assumptions used by the Company to determine valuations of its stock in pages 34 through 37 and pages F-22 through F-25 of the prospectus in response to the Staff’s comment.

53.	Please tell us why the disclosures about the appropriate adjustments applied to the fair value of the common stock are not similar to your disclosures on page 32. Tell us what discount was applied to account for your common stock’s lack of liquidity and the liquidation preference of the preferred convertible stock in late 2005 and the basis for the discount.

Response: The Company has revised its disclosure on pages 37 and F-22 through F-25 in response to the Staff’s comment.

54.	Please provide disclosures under paragraphs A240(h)-(k) of SFAS 123R.

Response: The Company has revised its disclosure in footnote 12 on page F-21 of the prospectus in response to the Staff’s comment.

16. Subsequent Events

55.	Please disclose the fair value of the stock options granted in October and December 2006 and the total compensation expense recognized. Also, tell us the fair value of the common stock on each grant date and the basis for the fair value.

Response: The Company has revised its disclosure in its “Stock Options” footnote beginning on page F-21 of the prospectus in response to the Staff’s comment.

Updating

56.	Please update the financial statements and all applicable sections under Rule 3-12 of Regulation S-X.

Response: The Company has provided financial statements for fiscal year ended December 31, 2006 and the periods ended June 30, 2007 and June 30, 2006 and updated related disclosures in response to the Staff’s comment.

Securities and Exchange Commission

August 13, 2007

Exhibits

57.	Please file the credit agreement and the preferred stock purchase warrant agreement that you mention on page 40 as exhibits, or tell us in your response letter why you believe they are not required to be filed under Item 601 of Regulation S-K.

Response: The Company has filed its credit agreement with Venture Lending and Leasing IV, Inc. and three of the four warrants issued under this facility as Exhibits to the Registration Statement.

58.	Please note that we will need adequate time to review and comment upon your exhibits that have not been filed or submitted yet. In addition, please tell us whether you intend to submit requests for confidential treatment for portions of any exhibits under Rule 406 of the Securities Act. If so, we advise you that you will need to resolve any issues on the confidential treatment request prior to effectiveness of the registration statement. Furthermore, comments we may have on the confidential treatment request may impact disclosure in the registration statement. Therefore, please give us adequate time to review the confidential treatment request.

Response: On February 26, 2007 and March 16, 2007 and pursuant to the Amendment, the Company filed with the Commission several of the exhibits to the Registration Statement. The Company will file remaining exhibits in a subsequent amendment or amendments to the Registration Statement. The Company acknowledges the Staff’s comment regarding any request for confidential treatment under Rule 406 of the Securities Act with respect to remaining Exhibits to the Registration Statement which it has not yet filed.

CONFIDENTIAL TREATMENT REQUEST

On behalf of the Company, we hereby request pursuant to pursuant to the provisions of Rule 83 of the Rules of Practice of the Commission (17 C.F.R. § 200.83) (“Rule 83”), confidential treatment of the identified contents of this letter (the “Redacted Responses”) under the Freedom of Information Act (the “FOIA”) (5 U.S.C. § 552). We also hereby request, pursuant to the FOIA and applicable rules of the Commission, that the Redacted Responses and any memoranda, notes or other writings of any sort whatsoever that are or have been made by any employee of the Commission (or of any other government agency) that incorporate, include or relate to any of the matters (i) contained in Redacted Responses or (ii) in connection with any conference, meeting, telephone conversation or interview between (a) employees, representatives, agents and/or counsel of the Company and (b) employees of the Commission (or

Securities and Exchange Commission

August 13, 2007

any other government agency) that may occur discussing the Redacted Responses be maintained in confidence and not be made a part of any public writing and not be disclosed to any person.

We believe that the Redacted Responses contain information that is covered by one or more exemptions in the FOIA. In particular, 17 C.F.R. § 200.80(b)(4) exempts disclosure of commercial or financial information that is privileged or confidential. The Redacted Responses, as well as any Staff memoranda, notes of conversations, or other materials relating to the Redacted Responses contain privileged and confidential commercial and financial information that is protected from public disclosure pursuant to this exemption. If any person (including, but not limited to, any government employee who is not an employee of the Commission) requests an opportunity to inspect or copy the Redacted Responses referred to herein, we specifically request that we and the Company be: (i) promptly notified of any such request; (ii) furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself and any Commission determination with respect to such request); and (iii) given sufficient advance notice of any intended release so that the Company and its counsel, as the case may be, if deemed necessary or appropriate, may pursue any available remedies. If the Commission is not satisfied that the Redacted Responses are exempt from disclosure pursuant to the FOIA and the applicable rules of the Commission, we hereby request an opportunity to be heard on such matter.

Pursuant to Rule 83, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Commission’s EDGAR system. A redacted version, which excludes the confidential information, has been or will promptly be filed electronically on the Commission’s EDGAR system as correspondence. Pursuant to Rule 83, a copy of this letter (but not the Redacted Responses) is also being delivered to the Freedom of Information Act Officer of the Commission.

We hope that the foregoing has been responsive to the Staff’s comments. The Company has acknowledged that it will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth on page 10 of the Staff’s comment letter. All inquiries, comments, notices and orders with respect to this letter, should be directed to Andrew J. Terry of Kirkland & Ellis LLP at (312) 861-2192. The address of the Company is Neutral Tandem, Inc., One South Wacker Drive, Suite 200, Chicago, IL 60606, Attention: Rian J. Wren.

Please do not hesitate to contact the undersigned at the number above with any questions regarding this response.

Securities and Exchange Commission

August 13, 2007

Sincerely,

/s/ Andrew J. Terry

Andrew J. Terry

cc:	Rian J. Wren, Neutral Tandem, Inc.

Gerald T. Nowak, Kirkland & Ellis LLP

Steve Schreiber, Deloitte & Touche LLP